Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Email Communication

To: AXIS Employees

From: Albert Benchimol

Date: May 20, 2015

Subject: Update on Merger

Dear AXIS Colleagues,

PartnerRe announced today that its Board of Directors plans to engage in discussions with EXOR S.p.A. to determine whether EXOR’s proposal to acquire PartnerRe can be improved. This is consistent with the Board’s fiduciary duty to evaluate and review strategic options for the benefit of the Company and its shareholders.

Importantly, the Board of PartnerRe has publicly stated that is has not changed its recommendation with respect to, and continues to support, the pending merger with AXIS Capital. Likewise, AXIS remains committed to its amalgamation with PartnerRe and will reiterate that publicly.

The amalgamation with PartnerRe is still in both companies’ best interests as it combines two world class organizations to create a powerhouse within the industry. We believe it will deliver significant and superior value to all stakeholders of both AXIS and PartnerRe. Certainly, we have received very positive feedback from our clients, brokers, shareholders and employees.

Whatever happens, AXIS has a bright future. We are a great company on our own, and were successfully pursuing our own standalone strategy when PartnerRe approached us with the proposed merger. We agreed to the merger because it accelerated our strategy, and we intend to work on making it happen. But if it doesn’t, we are still the same strong company we were before we announced the merger, and if PartnerRe sells to another party we expect to receive a $280 million break-up fee that would increase our book value by approximately 5%.

I realize that these continued distractions do nothing to ease what is already an uncertain environment. Mergers of this kind, between two strong, robust and successful independent companies, are by their nature incredibly complex – even without having to deflect unsuitable acquisition proposals by a third party. I wrote to you earlier this month congratulating you on your professionalism and urging you to carry on with our day-to-day excellence. I write you now to ask you to continue to do so. Nothing about our situation has changed.

We are making great strides with the integration work-streams. With this latest development, we will re-prioritize integration planning work and specific guidance in this regard will be provided to integration teams this week.

In the meantime, please feel free to reach out to your managers or to me with immediate questions and concerns regarding the amalgamation, and keep up the excellent work.

In the coming days and weeks you’ll hear more from us regarding next steps. Certainly, the “noise” in the media is likely to increase and please remember that much of what you hear is exactly that.

I will be hosting an informational call at 11 AM Eastern to discuss this matter further. We encourage you to join your colleagues in dialing in from conference rooms and share in this news as a group. Please use the dial-in details below.

Dial in: X-XXX-XXX-XXXX

International Dial in: XXX-XXX-XXXX

Access Code: XXXXX

In the meantime, it’s still a regular business day, we still have work to do. Let’s get back to it.

Albert Benchimol
President & Chief Executive Officer
AXIS Capital Holdings Limited

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on

March 27, 2014, May 16, 2014 and January 29, 2015. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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